SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-28670

                           NOTIFICATION OF LATE FILING

     (Check One):  |_| Form 10-K and Form 10-KSB   |_| Form 20-F   |_| Form 11-K
|X| Form 10-Q and Form 10-QSB   |_|  Form N-SAR
         For Period Ended:     SEPTEMBER 30, 1999
|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For the Transition Period Ended:--------------------------------------
         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: the notification relates:
                N/A
--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant      TV FILME, INC.
                        -------------------------------------------------------
Former name if applicable
   N/A
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)
 C/O ITSA - INTERCONTINENTAL TELECOMUNICACOES LTDA., SCS, QUADRA 07-BL.A
--------------------------------------------------------------------------------
    ED. EXECUTIVE TOWER, SALA 601
--------------------------------------------------------------------------------
City, State and Zip Code   70.300-911 BRASILIA - DF, BRAZIL
                           -----------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a)The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)The subject annual report,  semi-annual report, transition report on
  |X| Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  On August 13, 1999, the Registrant reached an agreement in principle with a committee representing holders of its outstanding 12-7/8% senior notes due 2004 regarding a restructuring of its indebtedness. The Registrant is currently in the process of completing negotiations of the documentation required for such restructuring. Because of these developments, the Registrant has not been able to evaluate all of the consequences which could affect the Registrant and its business or to determine the most accurate and appropriate disclosure to be made. Accordingly, the Registrant is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 1999 within the prescribed period.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

             CHARLES PULLIN                 011-55-61         314-9835
--------------------------------------------------------------------------------
             (Name)                       (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X|Yes  |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes  |_| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RESULTS OF OPERATIONS

         Although the Company's financial statements are presented pursuant to United States generally accepted accounting principles in U.S. dollars, the Company's transactions are consummated in both REAIS and U.S. dollars. Inflation and devaluation in Brazil have had, and are currently having, substantial effects on the Company's results of operations and financial condition. See "-- Inflation and Exchange Rates."

         As a result of the changes in exchange rates during the periods presented, the period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.



                                                                      Three Months Ended September 30
                                                            1998        % OF REVENUE        1999        % OF REVENUE
                                                         ---------      -------------    ---------      ------------
                                                       (In thousands, except subscriber, per share and share data)

Revenue...........................................      $  11,049            100%       $   6,095            100%
Operating costs and expenses:
   System operating...............................          5,178             47%           2,850             47%
   Selling, general and administrative............          6,279             57%           5,458             90%
   Depreciation and amortization..................          5,845             53%           3,443             56%
                                                        ---------          ---------    ---------          ------
        Total operating costs and expenses........         17,302            157%          11,751            193%
                                                        ---------          ---------    ---------          ------
        Operating loss............................         (6,253)           (57%)         (5,656)           (93%)
Other income (expense):
   Interest and other expense.....................         (4,793)           (43%)         (6,167)          (101%)
   Interest and other income......................          2,680             24%           1,580             26%
                                                        ---------          ---------    ---------          ------
   Interest and other income (expense), net.......         (2,113)           (19%)         (4,587)           (75%)
   Currency exchange loss.........................         (1,080)           (10%)         (6,492)          (107%)
                                                        ----------         ---------    ----------         -------
         Total other income (expense).............         (3,193)           (29%)        (11,079)          (182%)
                                                        ----------         ---------    ----------         -------
Net loss..........................................      $  (9,446)           (85%)      $ (16,735)          (275%)
                                                        ==========         =========    ==========         =======
Net loss per share................................      $   (0.87)                      $   (1.55)
                                                        ==========                      ==========
Weighted average number of shares of
   Common stock and common stock
   Equivalents....................................         10,825                           10,825
                                                        =========                       ==========
Other Data:
   EBITDA (a).....................................      $    (408)                      $  (2,213)
                                                        =========-                      ==========
   Number of subscribers at end of period ........         93,273                           73,162
                                                        =========                       ==========
   Number of operating systems at end of period...              3                                4
                                                        =========                       ==========
   Exchange rate (R $: US $) at end of period.....     1.1856 : 1                       1.9223 : 1
                                                       ==========                       ==========

                                                                       Nine Months Ended September 30
                                                            1998        % OF REVENUE        1999        % OF REVENUE
                                                         ---------      -------------    ---------      ------------
                                                        (In thousands, except subscriber, per share and share data)



Revenue...........................................      $  35,127            100%       $  19,483            100%
Operating costs and expenses:
   System operating...............................         15,214             43%           9,154             47%
   Selling, general and administrative............         22,257             63%          13,759             71%
   Depreciation and amortization..................         16,496             47%          11,202             57%
                                                        ----------         ---------    ---------          ------
        Total operating costs and expenses........         53,967            154%          34,115            175%
                                                        ----------         ---------    ---------          ------
         Operating loss...........................        (18,840)           (54%)        (14,632)           (75%)
Other income (expense):

                                       3

  Interest and other expense......................        (14,242)           (41%)        (16,799)           (86%)
  Interest and other income.......................          7,424             21%           5,510             28%
                                                        ---------          ---------     ---------          ------
  Interest and other income (expense), net........         (6,818)           (19%)        (11,289)           (58%)
  Currency exchange loss..........................         (3,589)           (10%)        (35,900)          (184%)
                                                        ----------         ---------    ----------         -------
      Total other income (expense), net...........        (10,407)           (30%)        (47,189)          (242%)
                                                        ----------         ---------    ----------         -------
Net loss..........................................      $ (29,247)           (83%)        (61,821)          (317%)
                                                        =========         =========     =========          =======
Net loss per share................................      $   (2.70)                      $   (5.71)
                                                        ==========                      =========
Weighted average number of shares of
   Common stock and common stock
   Equivalents....................................         10,825                          10,825
                                                        =========                       =========
Other Data:
   EBITDA (a).....................................      $  (2,344)                      $  (3,430)
                                                        ==========                      =========
   Number of subscribers at end of period ........         93,273                          73,162
                                                        =========                       =========
   Number of operating systems at end of period...              3                               4
                                                        =========                       =========
   Exchange rate (R $: US $) at end of period.....     1.1856 : 1                      1.9223 : 1
                                                       ==========                      ==========

-------------
(a) EBITDA is defined as operating loss plus depreciation, amortization and non-cash charges. While EBITDA should not be construed as a substitute for operating loss or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures, working capital requirements and debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs.

         NET LOSS. For the three months ended September 30, 1999 compared to the three months ended September 30, 1998, net loss increased to $(16.7) million versus $(9.4) million, or 77%, primarily due to a decrease in operating loss, offset by the write-off of capitalized bond issuance costs, reduced interest income and an increase in recorded currency exchange loss. Net loss for the nine months ended September 30, 1999 increased from $(29.2) million to $(61.8) million, or 111%, primarily due to a decrease in operating loss, offset by the write-off of capitalized bond issuance costs, reduced interest income and an increase in recorded currency exchange loss.

         REVENUES. For the three months ended September 30, 1999 compared to the three months ended September 30, 1998, revenues decreased by 45%, primarily due to an average devaluation of the REAL of 62% between the periods. Revenues for the nine months ended September 30, 1999 decreased by 45% compared to the nine months ended September 30, 1998, due primarily to an average devaluation of the REAL of 57% between the periods. In both cases, the revenue decrease was partially offset by revenues from the Company's proprietary premium channel and high-speed Internet service.

         SYSTEM OPERATING EXPENSES. For the three months ended September 30, 1999 compared to the three months ended September 30, 1998, system operating expenses decreased by 45%, primarily due to an average devaluation of the REAL of 62% between the periods. System operating expenses for the nine months ended September 30, 1999 decreased by 40%, compared to the nine months ended September 30, 1998, primarily due to an average devaluation of the REAL of 57% between the periods. In both cases, the decrease in system operating expenses was partially offset by increases in costs associated with a layoff of approximately 25% of the Company's work force and programming costs, most of which are denominated in U.S. dollars.

         SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES. For the three months ended September 30, 1999 compared to the three months ended September 30,

1998, SG&A expenses decreased by 13%, primarily due to an average devaluation of the REAL of 62% between the periods. SG&A expenses for the nine month period ended September 30, 1999 decreased by 38% compared to the nine months ended September 30, 1998, primarily due to an average devaluation of the REAL of 57% between the periods. In both cases, the decrease in SG&A expenses was partially offset by increases in: costs associated with a layoff of approximately 25% of the Company's workforce; debt restructuring costs ($670,000 in the third quarter of 1999 and $1.5 million during 1999); an increase in bank charges due to a new financial transactions tax implemented in Brazil in July 1999; and, additional rents paid for office and transmission space in cities where the Company has been awarded new licenses.

         DEPRECIATION AND AMORTIZATION. For the three months ended September 30, 1999 compared to the three months ended September 30, 1998, depreciation and amortization decreased by 41%, primarily due to an average devaluation of the REAL of 62% between the periods. Depreciation and amortization for the nine month period ended September 30, 1999 decreased by 32% compared to the nine months ended September 30, 1998, primarily due to an average devaluation of the REAL of 57% between the periods. In both cases, the decrease in depreciation and amortization was partially offset by increases in depreciation due to additional capitalized installation costs during the respective periods.

         INTEREST AND OTHER EXPENSE. For the three months ended September 30, 1999 compared to the three months ended September 30, 1998, interest expense increased by 29% primarily due to the write-off of capitalized debt issuance costs, offset in part by hedge contract gains. Interest expense for the nine month period ended September 30, 1999 increased by 18% compared to the nine months ended September 30, 1998, primarily due to the write-off of capitalized debt issuance costs, offset in part by hedge contract gains.

         INTEREST AND OTHER INCOME. For the three months ended September 30, 1999 compared to the three months ended September 30, 1998, interest income decreased by 41%, primarily due to a decrease in the average cash balance between the two periods. Interest income for the nine month period ended September 30, 1999 decreased by 26% compared to the nine months ended September 30, 1998, primarily due to a decrease in the average cash balance between the two periods. In both cases, the decrease was partially offset by the Company holding a higher proportion of its cash balance in Brazil, which enabled it to obtain significantly higher rates of return.

     CURRENCY EXCHANGE LOSS. Due to its net dollar-denominated liability position, the Company generates currency exchange losses in any reporting period in which the value of the REAL depreciates in relation to the value of the U.S. dollar.

                                       TV FILME, INC.
--------------------------------------------------------------------------------
                        (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     NOVEMBER 12, 1999         By   /S/ HERMANO STUDART LINS DE ALBUQUERQUE
       --------------------------       ----------------------------------------
                                    Name:  Hermano Studart Lins de Albuquerque
                                    Title: Chief Executive Officer

          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
          Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.